IAMGOLD CORPORATION

NEWS RELEASE

TSX: IMG   NYSE: IAG

IAMGOLD ANNOUNCES $200 MILLION BOUGHT DEAL FINANCING

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 8, 2016 – IAMGOLD Corporation ("the Company") today announced that it has entered into an agreement with a syndicate of underwriters led by TD Securities Inc., National Bank Financial Inc. and Morgan Stanley Canada Ltd., pursuant to which they have agreed to purchase, on a bought deal basis, 38,850,000 common shares of the Company at a price of $5.15 per common share (the "Offering Price"), for aggregate gross proceeds to the Company of approximately $200 million (the "Offering"). The underwriters will also have the option, exercisable in whole or in part, at any time up to 30 days following the closing of the Offering, to purchase up to an additional 5,827,500 common shares at the Offering Price to cover over-allotments, if any. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to the Company will be approximately $230 million.

The Company plans to use the net proceeds of the Offering to strengthen its balance sheet, by reducing indebtedness, and to fund future growth. The Company will use up to approximately $150 million of the net proceeds to fund its concurrently announced tender offer for its outstanding 6.75% senior notes. The Company intends to use the remainder of the net proceeds to fund internal growth projects, including the expansion of the Sadiola mine, subject to the timely approval of its joint venture partner to proceed, for future debt reduction and for general corporate purposes.

The Company expects to file a preliminary prospectus supplement to its existing base shelf prospectus on or about August 8, 2016 and intends to file a final prospectus supplement to its existing base shelf prospectus on or about August 9, 2016, in each case with the securities regulatory authorities in each of the provinces and territories in Canada, other than the Province of Québec, and the U.S. Securities and Exchange Commission ("SEC").

The Offering is scheduled to close on or about August 16, 2016, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

The tender offer is being made on the terms and subject to the conditions set forth in the offer to purchase relating to the tender offer, as such terms and conditions may be amended. The Offering is not conditioned upon the consummation of the tender offer. Nothing in this news release shall be construed as an offer to purchase or a solicitation of an offer to sell any 6.75% senior notes.

The Company has filed a registration statement (including the existing base shelf prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. The Company has also filed the existing base shelf prospectus with the securities regulatory authorities in each of the provinces and territories in Canada, other than the Province of Québec. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or from TD Securities (USA) LLC in the United States (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019 or from National Bank Financial Inc. by phone at (416) 869-6534 or email at ECM-Origination@nbc.ca or from Morgan Stanley Canada Ltd., Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014. A copy of the prospectus included in the registration statement filed with the SEC may be found in such registration statement at the link below:
https://www.sec.gov/Archives/edgar/data/1203464/000119312516530887/d170590df10a.htm

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Forward Looking Statements
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the timing of the completion and size of the Offering and the use of the proceeds of the Offering, statements with respect to the expected completion of the tender offer and the aggregate amount of 6.75% senior notes to be purchased pursuant to the tender offer, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "continue", "expect", "estimate", "intend", "to have", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, risks inherent to completion of the Offering, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD
IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com